Metallica Resources Inc.
(a development stage company)

Consolidated Balance Sheets
(unaudited) U.S. dollars
	March 31,	December 31,
	2006	2005
	$	$
Assets
Current assets:
Cash and cash equivalents	38,786,971	42,669,830
Value-added tax receivable and other current assets	1,308,156	969,947
	40,095,127	43,639,777

Mineral properties, plant and equipment (Notes 3 and 8)	61,010,800	56,033,836
Other assets	246,222	246,271
Total assets	101,352,149	99,919,884

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	2,415,420	1,323,571

Restricted stock units (Note 6)	159,409	59,435
Asset retirement obligation (Note 5)	362,510	343,164
Total liabilities	2,937,339	1,726,170

Shareholders’ equity (Note 6):
Share capital – 83,645,464 common shares (2005: 83,301,676)	108,903,554	108,158,077
Contributed surplus	1,484,554	1,484,554
Warrants	5,883,108	5,889,285
Stock options	1,279,815	1,431,014
Deficit	(19,136,221)	(18,769,216)
	98,414,810	98,193,714
Total liabilities and shareholders’ equity	101,352,149	99,919,884
Contingencies (Note 8)

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.
(a development stage company)

Consolidated Statements of Operations and Deficit
(unaudited) U.S. dollars
	Three Months Ended March 31,
	2006	2005
	$	$
Interest income	337,061	233,514
General and administrative expense	454,845	363,910
Exploration expense	45,168	39,837
Stock-based compensation expense	41,707	187,103
Restricted stock unit expense	93,102	–
Foreign exchange loss	53,643	362,211
	688,465	953,061

Loss before income taxes	(351,404)	(719,547)
Income tax provision	15,601	7,349

Net loss	(367,005)	(726,896)

Deficit at beginning of period	(18,769,216)	(26,728,014)
Deficit at end of period	(19,136,221)	(27,454,910)
Basic and diluted net loss per share	–	(0.01)
Weighted average number of common shares outstanding	83,468,427	82,694,391

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.
(a development stage company)

Consolidated Statements of Cash Flows
(unaudited) U.S. dollars
Three Months Ended March 31,
	2006	2005
	$	$
Cash flows provided from (used for) operating activities
Net loss	(367,005)	(726,896)
Non-cash items:
Depreciation and amortization	3,125	4,857
Stock-based compensation expense	41,707	187,103
Restricted stock unit expense	93,102	–
Common share contribution to retirement plan	–	4,790
Foreign exchange loss on foreign cash held	53,645	362,211
Changes in non-cash working capital:
Value-added tax and other current assets	(338,209)	287,882
Accounts payable and accrued liabilities	212,574	64,284
	(301,061)	184,231
Cash flows used for investing activities
Mineral properties, plant and equipment	(4,022,461)	(1,542,500)
	(4,022,461)	(1,542,500)

Cash flows provided from financing activities
Proceeds from exercise of warrants	53,643	–
Proceeds from exercise of options	440,665	6,857
	494,308	6,857
Foreign exchange loss on foreign cash held	(53,645)	(362,211)

Decrease in cash and cash equivalents	(3,882,859)	(1,713,623)
Cash and cash equivalents, beginning of period	42,669,830	41,848,986
Cash and cash equivalents, end of period	38,786,971	40,135,363

Cash and cash equivalents consist of:
Cash on hand and balances with banks	1,982,772	1,200,271
Short-term investments	36,804,199	38,935,092

Non-cash investing activities:
Stock-based compensation allocated to mineral properties, plant and equipment	47,230	116,126
Restricted stock units allocated to mineral properties, plant and equipment	6,872	–

Income tax payments	–	28,483

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.
(a development stage company)

Notes to Consolidated Financial Statements
(unaudited) U.S. dollars

1.     Basis of Presentation

These interim consolidated financial statements of Metallica Resources Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods of their application as the most recent annual financial statements.

The interim consolidated financial statements do not conform in all respects with the requirements of annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2005. In the opinion of management, all of the adjustments necessary to fairly present the interim financial statements set forth herein have been made.

2.     Nature of Operations

The Company is engaged in the exploration, development and acquisition of mineral deposits, principally in the Americas.

The Company commenced construction of its 100%-owned Cerro San Pedro gold and silver project in Mexico in February 2006. It is anticipated that mine construction will be completed by the end of 2006 (Note 8).

The Company is also advancing the El Morro copper-gold exploration project in Chile with Falconbridge Limited and is pursuing various other exploration projects in the Americas.

3.     Mineral Properties, Plant and Equipment
				Plant
	Mineral	Deferred	Construction	and	Accumulated
	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Total
	$	$	$	$	$	$	$
Cerro San Pedro, Mexico	23,874,324	20,053,890	13,734,066	933,780	58,596,060	272,895	58,323,165
El Morro, Chile	–	38,505	–	–	38,505	–	38,505
Rio Figueroa, Chile	337,170	1,618,208	–	–	1,955,378	–	1,955,378
Other Projects, Chile	27,718	12,985	–	–	40,703	–	40,703
Alaska Peninsula, USA	310,208	240,322	–	–	550,530	–	550,530
Office Furniture and Equipment	–	–	–	192,909	192,909	90,390	102,519
Balance at March 31, 2006	24,549,420	21,963,910	13,734,066	1,126,689	61,374,085	363,285	61,010,800

4.     Related Party Transactions

In May 2005, the Company entered into a consulting agreement with a director of the Company to provide technical advisory services at the rate of $1,000 per day plus out-of-pocket expenses. The Company has incurred technical advisory fees pursuant to this agreement totaling $14,575 during the three months ended March 31, 2006.

In October 2004, the Company entered into a consulting agreement with a company controlled by an individual, who became a director of the Company on June 9, 2005, to provide management services for the Company’s Cerro San Pedro project. The agreement, as amended, provides for consulting fees of $6,250 per month. The Company has incurred consulting fees pursuant to this agreement totaling $18,750 during the three months ended March 31, 2006.

5.     Asset Retirement Obligation

The Company’s environmental permit requires that it reclaim any land that it disturbs during mine construction and mine operations. The Company has estimated the present value of its future reclamation obligation to be $362,510 at March 31, 2006, of which $38,362 represents capitalized accretion. The present value of the future reclamation obligation assumes a credit-adjusted risk-free rate of 9% and commencement of reclamation activities in 2016. The total reclamation obligation for the Cerro San Pedro project per the Company’s September 2003 feasibility study is approximately $4.3 million. The Company has agreed to fund this obligation during the mine operations; however, negotiations with the relevant Mexican governmental agency to determine the interim funding requirements have not yet been finalized.

6.     Share Capital

        a)     Common shares issued and outstanding
	Number
	Outstanding	Amount
		$
Balance at December 31, 2005	83,301,676	108,158,077
Exercise of stock options	321,000	440,665
Fair value of stock options exercised	--	240,136
Exercise of warrants	20,000	53,643
Fair value of warrants exercised	--	6,177
Shares issued for retirement plan	2,788	4,856
Balance at March 31, 2006	83,645,464	108,903,554

        b)     Warrants

As of March 31, 2006, the Company had outstanding warrants to purchase 19,330,000 common shares. Each common share purchase warrant entitles the holder to purchase one common share for Cdn$3.10 through December 11, 2008.
	Number
	Outstanding	Amount
		$
Balance at December 31, 2005	19,350,000	5,889,285
Exercise of warrants	(20,000)	--
Fair value of warrants exercised	--	(6,177)
Balance at March 31, 2006	19,330,000	5,883,108

        c)     Stock options

As of March 31, 2006, the Company had outstanding stock options to purchase 2,269,000 common shares as follows:
	Weighted
	Average
	Exercise
	Price	Number	Amount
	(Cdn$)	Outstanding	(US$)
	$		$
Balance at December 31, 2005	1.39	2,555,000	1,431,014
Granted	2.54	35,000	–
Fair value of stock options vested	–	–	88,937
Exercise of stock options	1.59	(321,000)	–
Fair value of stock options exercised	–	–	(240,136)
Balance at March 31, 2006	1.49	2,269,000	1,279,815
Exercisable at March 31, 2006	1.45	1,894,889

The aggregate fair value of options granted during the three months ended March 31, 2006 was $44,886.

The fair value of stock options used to calculate stock-based compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

2006
Risk-free interest rate (Canada)	3.9%
Expected dividend yield	0.0%
Expected price volatility	67%
Expected life of option	3.2 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

        d)     Restricted stock units

In March 2006, the directors granted 250,000 restricted stock units ("RSU’s") to management. The RSU’s will vest on March 9, 2009. Settlement of the RSU’s will be in cash and will be calculated as the average closing price of the Company’s common shares on the Toronto Stock Exchange for the five trading days preceding the date of settlement. As of March 31, 2006, the Company had 370,000 RSU’s outstanding with a fair value of $159,409.

7.     Income Taxes

The current period income tax provision represents the Company’s proportionate interim share of the estimated 2006 tax obligation associated with a profitable Mexican subsidiary.

8.     Contingencies

a)    In April 2006, the Company was notified by Secretaria de Defensa National ("SEDENA") that it was imposing a restriction on the use of explosives on land owned by Ejido Cerro de San Pedro as a result of a legal action brought against SEDENA. The land owned by Ejido Cerro de San Pedro includes the haul road and pit areas of the Cerro San Pedro project. This lawsuit is substantially the same as an earlier lawsuit that was resolved in favor of SEDENA in early 2006. In the event that the explosives restriction is not removed in a timely manner, or if the legal action is not resolved in favor of SEDENA, the Company may be forced to suspend or cease construction or operating activities.

b)    The Company has been notified of various lawsuits and legal actions that have been filed by a group of project opponents against governmental agencies seeking nullification of various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project. Various lawsuits and legal actions have been filed by members of this group over the past three years, those that have had final rulings have all been resolved in favor of the various governmental agencies. In the event of an adverse ruling from any of the unresolved lawsuits, the Company could be forced to suspend or cease project construction activities.

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